UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-41891

VAST RENEWABLES LIMITED

(Exact name of registrant as specified in its charter)

Suite 7.02, 124 Walker Street,

North Sydney NSW 2060,

Australia

+61 2 4072 2889

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, no par value (“Ordinary Shares”)

Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share (“Public Warrants”)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 80 holders of record of Ordinary Shares*; 60 holders of record of Public Warrants*

*	Calculated as of last day of trading of the Ordinary Shares and Public Warrants on the Nasdaq Stock Market LLC.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vast Renewables Limited, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VAST RENEWABLES LIMITED

Date:	June 27, 2025	By:	/s/ Marshall D. Smith
Name: Marshall D. Smith
Title: Chief Financial Officer